Exhibit (k)(4)

STONE RIDGE ASSET MANAGEMENT LLC

October 28, 2019

To the Board of:

Stone Ridge Residential Real Estate Income Fund I, Inc.

510 Madison Avenue, 21st Floor

New York, NY 10022

Re:  Expense Limitation Agreement

With reference to the Investment Management Agreement (the “IMA”) entered into by Stone Ridge Asset Management LLC (the “Adviser”) with Stone Ridge Residential Real Estate Income Fund I, Inc. (the “Fund”) on the 28th day of October, 2019, we hereby notify you as follows:

1.

Through the one-year anniversary of the date the Fund commences investment operations, the Adviser agrees to waive a portion of its management fee pursuant to the IMA such that the management fee accrues at an annual rate of 1.50% of average daily net assets for such period. The Adviser shall not be entitled to recoup in later periods any portion of such waived management fee.

2.

Through the one-year anniversary of the date the Fund commences investment operations, the Adviser agrees to pay or otherwise bear operating and other expenses of the Fund (including offering expenses, but excluding its management fee, brokerage and transactional expenses, borrowing and other investment-related costs and fees including interest and commitment fees, short dividend expense, acquired fund fees and expenses, taxes, litigation and indemnification expenses, judgments, and extraordinary expenses not incurred in the ordinary course of the Fund’s business (collectively, the “Excluded Expenses”)) solely to the extent necessary to limit the total annualized expenses, other than Excluded Expenses, of the Fund to 0.40% of the average daily net assets of the Fund.

3.

The Adviser shall be entitled to recoup in later periods expenses that the Adviser has paid or otherwise borne to the extent that the expenses for the Fund (including offering expenses, but excluding Excluded Expenses) after such recoupment do not exceed the lower of (i) the annual expense limitation rate in effect at the time of the actual reimbursement and (ii) the annual expense limitation rate in effect at the time of the recoupment; provided that the Adviser shall not be permitted to recoup any such expenses beyond three years from the end of the month in which such expense was reimbursed.

4.

During the periods covered by this Agreement, the expense limitation arrangement set forth above for the Fund may only be modified by a majority vote of the “non-interested” (as defined under the Investment Company Act of 1940, as amended (the “1940 Act”)) directors of the Board of the Fund and the consent of the Adviser.

5.

We understand and intend that the Fund will rely on this undertaking in preparing and filing Pre- and Post-Effective Amendments to the registration statement on Form N-2 for the Fund with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-2 and/or the 1940 Act, and expressly permit the Fund to do so.

Very truly yours,

STONE RIDGE ASSET MANAGEMENT LLC

By: /s/ Lauren Macioce
Name: Lauren Macioce
Title: Chief Compliance Officer

ACCEPTED AND AGREED TO ON BEHALF OF:

Stone Ridge Residential Real Estate Income Fund I, Inc.

By:	/s/ Anthony Zuco
Name: Anthony Zuco
Title: Treasurer

Stone Ridge Residential Real Estate Income Fund I, Inc.

Expense Limitation Agreement Signature Page